UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

07725L 102**

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP applies to the American Depositary Shares, each representing 13 ordinary shares, par value $0.0001 per share

SCHEDULE 13G

CUSIP No. 07725L 102

1	Names of Reporting Persons Merck & Co., Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%*

12	Type of Reporting Person (See Instructions) HC

*     Based on 686,307,080 Ordinary Shares outstanding immediately following the Issuer’s public offering plus 6,435,650 Ordinary Shares issued in the form of American Depositary Shares pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 18, 2018.

CUSIP No. 07725L 102

1	Names of Reporting Persons Merck Sharp & Dohme Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%*

12	Type of Reporting Person (See Instructions) CO

*     Based on 686,307,080 Ordinary Shares outstanding immediately following the Issuer’s public offering plus 6,435,650 Ordinary Shares issued in the form of American Depositary Shares pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 18, 2018.

CUSIP No. 07725L 102

1	Names of Reporting Persons Merck Sharp & Dohme Research GmbH

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%*

12	Type of Reporting Person (See Instructions) FI

*     Based on 686,307,080 Ordinary Shares outstanding immediately following the Issuer’s public offering plus 6,435,650 Ordinary Shares issued in the form of American Depositary Shares pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on January 18, 2018.

Item 1.
	(a)	Name of Issuer: BeiGene, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands

Item 2.
	(a)	Name of Person Filing: (1) Merck & Co., Inc. (2) Merck Sharp & Dohme Corp. (3) Merck Sharp & Dohme Research GmbH
(b)

Address of Principal Business Office or, if none, Residence:
(1) Merck & Co., Inc.: 2000 Galloping Hill Road, Kenilworth, NJ 07033

(2) Merck Sharp & Dohme Corp.: One Merck Drive, Whitehouse Station, NJ 08889

(3) Merck Sharp & Dohme Research GmbH: Weystrasse 20, CH-6000, Lucerne 6, Switzerland

	(c)	Citizenship: (1) Merck & Co., Inc.: New Jersey (2) Merck Sharp & Dohme Corp.: New Jersey (3) Merck Sharp & Dohme Research GmbH: Switzerland
	(d)	Title and Class of Securities: Ordinary Shares, $0.0001 Par Value Per Share
	(e)	CUSIP No.: 07725L 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned: 0

The reported securities were owned directly by Merck Sharp & Dohme Research GmbH (“MSDRG”), which is a wholly owned subsidiary of Merck Sharp & Dohme Corp. (“MSD”), which is a wholly owned subsidiary of Merck & Co., Inc. (“Merck”). MSD and Merck were indirect beneficial owners of the reported securities.

MSDRG fully liquidated its position in the Issuer’s securities during the fourth quarter of 2017.

(b) Percent of class: 0.0%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
(ii) Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
(iii) Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.
(iv) Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The reported securities were owned directly by MSDRG, which is a wholly owned subsidiary of MSD, which is a wholly owned subsidiary of Merck. MSD and Merck were indirect beneficial owners of the reported securities.

MSDRG fully liquidated its position in the Issuer’s securities during the fourth quarter of 2017.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2018

MERCK SHARP & DOHME RESEARCH GMBH

By:	/s/ Katie E. Fedosz
Name:	Katie E. Fedosz, as Attorney-in-Fact

MERCK SHARP & DOHME CORP.

By:	/s/ Katie E. Fedosz
Name:	Katie E. Fedosz
Title:	Assistant Secretary

MERCK & CO., INC.

By:	/s/ Katie E. Fedosz
Name:	Katie E. Fedosz
Title:	Assistant Secretary

Remarks

Ms. Katie E. Fedosz is signing as Attorney-in-Fact pursuant to power of attorney dated February 8, 2016 granted by Merck Sharp & Dohme Research GmbH, a copy of which is filed as Exhibit 24.1 to the Original Schedule 13G filed on February 12, 2016 and incorporated herein by reference.